June 26, 2013

Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Response dated May 21, 2013
File No. 001-06364

Dear Mr. Mew:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission  (the “Staff”) dated June 12, 2013, relating to the review of our Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Refer to Economic Earnings, a non-GAAP measure, to Income from Continuing Operations reconciliation on page 27

1. We note your response to prior comment 1 and the proposed disclosure. However, we do not believe the definition of the non-GAAP measure on page 25 “(3) …transactions or contractual arrangements where the true economic impact will be realized in future periods” provides a clear description of the actual adjustment. Furthermore we note your disclosure in your March 31, 2013 Form 10-Q on page 30 regarding the adjustment “net loss from affiliated companies, not part of ongoing operations” and again we do not believe the definition on page 29 provides a clear description of this adjustment. Please revise your definition to include a more specific description of the adjustments instead of the more generic definition(s) you previously provided.

1 South Jersey Plaza, Folsom, New Jersey 08037 • www.sjindustries.com
Tel. 609-561-9000 • Fax 609-561-7130 • TDD Only 1-800-547-9085

Management response:

Beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2013, expected to be filed on or before August 9, 2013, and for all future periods (to be modified as appropriate to reflect then current information and all adjustments that fall under #3 of the definition, including the “net loss from affiliated companies, not part of ongoing operations” that was included on the March 31, 2013 Form 10-Q), the Company proposes to revise the definition of the non-GAAP measure on page 25 of Form 10-K as follows (additions are underlined):

We define Economic Earnings as: Income from continuing operations, (1) less the change in unrealized gains and plus the change in unrealized losses, as applicable and in each case after tax, on all derivative transactions, and (2) less realized gains and plus realized losses, as applicable and in each case after tax, on all commodity derivative transactions attributed to expected purchases of gas in storage to match the recognition of these gains and losses with the recognition of the related cost of the gas in storage in the period of withdrawal, and (3) less the impact of transactions or contractual arrangements where the true economic impact will be realized in a future period. With respect to the third part of the definition of Economic Earnings, for the year ended December 31, 2012, Economic Earnings includes a $1.4 million add back (net of tax) for an Unrealized Loss on Property, Plant and Equipment. This unrealized loss resulted from a $2.4 million impairment charge due to a reduction in the expected cash flows to be received from a solar generating facility, net of $1.0 million of tax, determined using a combined statutory tax rate of 41% (see “IMPAIRMENT OF LONG-LIVED ASSETS ” in Note 1 to the condensed consolidated financial statements). This unrealized loss is being added back because we expect it to be realized in subsequent periods when the reduction in cash flows actually occurs.

Note 7. Financial Instruments, page 67

Finance Obligation, page 67

2.	We note your response to prior comment 5. Please address the following additional comments.

a.	We note you considered whether you would consolidate ACB under either the voting interest entity model or the variable interest entity model. In that regard, clarify for us whether ACB is a variable interest entity (“VIE”), and if so, identify for us the variable interests in your response.

b.	You state that you are the accounting owner of the facility for accounting purposes under the maximum guarantee test. In that regard, advise us the nature of the guarantees including residual guarantees, if any, within the lease arrangement.

c.	We note your statement that “[a]lthough Marina purchases substantially all of the output of ACB, Marina does not have any dispatch rights nor any other direct voting and/or contractual rights that control the decision making of ACB”. Please explain to us how the energy service agreement works in terms of no dispatch rights while requiring you to purchase substantially all of the facility output.

d.	You state that Energenic is the primary beneficiary of ACB as Energenic has the power to direct the activities that most significantly impact the economic performance of ACB. Please identify for us these activities.

e.	We note you applied equity method of accounting for your 50% equity interests in Energenic and reported the facility within the property, plant and equipment line item after the construction period. In that regard, explain to us whether you double count the related fixed assets within the consolidated balance sheet.

Management response:

a. ACB is a variable interest entity because although the equity investors, as a whole, have the characteristics of a controlling financial interest, they do not have sufficient equity at risk in order for ACB to finance its activities without additional subordinated financial support. The significant variable interests in ACB consist of its equity interests, all of which are owned by Energenic, and third party debt because those are the interests that are designed to absorb portions of ACB’s expected losses or receive portions of ACB’s residual returns. There are no other significant variable interests in ACB.

b. In accordance with ASC 840-40-55-3, under the maximum guarantee test “…a lessee's maximum guarantee includes any payments that the lessee is obligated to make or can be required to make in connection with the construction project.”

Further, ASC 840-40-55-9 provides guidance around the application of the maximum guarantee test to determine if the lessee should be deemed the owner of the asset during construction, and states, in part:

“… if, in connection with the project, the lessee or any party related to the lessee makes or is required to make loans or advances (including making time deposits) to the lessor or any party related to the lessor, other than loans that in substance represent an investment in the real estate project, those loans or advances are to be included in the maximum guarantee test.”

The Company provided 100% of the financing to construct the facility. Considering the guidance above, the expected loan from the Company was included in the maximum guarantee test, and therefore the Company would fail the maximum guarantee test and be considered the owner of the facility during the construction period. There were no other guarantees made by the Company.

c. Under the terms of the energy services agreement, the Company will purchase all of the electric energy, chilled water and hot water produced from the ACB facility, up to specified maximum amounts, and use it to supplement the chilled water and hot water produced from a thermal plant owned by the Company, and electric energy obtained from the local utility. There are no minimum amounts that ACB is required to produce and there are no fixed payments that the Company is required to make to ACB. The price paid by the Company to ACB for the electric energy, chilled water and hot water is based upon the avoided costs of the thermal plant owned by the Company. The Company is capable of obtaining or producing sufficient quantities of electric energy, chilled water and hot water in the event that the ACB facility is not running and, as a result, is indifferent as to whether the ACB plant is dispatched and therefore did not obtain or seek any dispatch rights. Because ACB was designed to create and pass along to its variable interest holders all of the variability related to 1) the spreads between the cost of raw materials and the energy output and 2) efficient operations of the facility, Energenic, as the sole equity holder of ACB bears these economic risks and therefore maintains the right to dispatch the facility and make all other operating decisions. The energy services agreement does not contain a purchase option, residual value guarantee, or any other feature that would cause the Company, to absorb any significant variability in ACB.

d. The price paid by the Company to ACB for electric energy, chilled water and hot water is based upon the avoided costs of the thermal plant owned by the Company. ACB was designed to create and pass along to its variable interest holders all of the variability related to 1) the spreads between the cost of raw materials and the energy output and 2) efficient operations of the facility. Consequently, the ability to dispatch the ACB facility when market conditions are favorable and to be able to control all of the operating decisions that would allow the facility to produce electric energy, chilled water and hot water in a cost effective manner are the activities that most significantly impact the economic performance of ACB. Energenic, as the sole equity holder of ACB maintains the right to dispatch the facility and make all other operating decisions.

e. The related fixed assets within the consolidated balance sheet are not double counted. As the accounting owner of the facility, the $21.6 million net carrying value of the facility is included within Property, Plant and Equipment on the balance sheet of the Company as of December 31, 2012 along with a $21.6 million Finance Obligation. The Investment in Affiliates line on the balance sheet of the Company includes the 50% equity interest in Energenic which includes the Company’s share of Energenic’s 100% equity interest in ACB (approximately $3.5 million) and other investees. Since the net carrying value of the facility offsets the Finance Obligation, the indirect net equity investment in ACB through Energenic of $3.5 million appropriately represents the Company’s interest in ACB.

On behalf of South Jersey Industries, I hereby acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (609) 561-9000 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ David A. Kindlick

David A. Kindlick
Senior Vice President & Chief Financial Officer